Exhibit 99.1
NOTICE OF AMENDMENT TO DEPOSIT AGREEMENT
AND TERMINATION OF ADR FACILITY
FOR STATS CHIPPAC LTD.
TO THE HOLDERS AND BENEFICIAL OWNERS OF
AMERICAN DEPOSITARY SHARES REPRESENTING
ORDINARY SHARES OF STATS CHIPPAC LTD.

COMPANY:	STATS ChipPAC Ltd., a company incorporated under the laws of the Republic of Singapore.

AMERICAN DEPOSITARY SHARES:	American Depositary Shares (“ADSs”) representing ordinary shares.

ADS CUSIP NO:	85771T104.

DEPOSITARY:	Citibank, N.A.

DEPOSIT AGREEMENT:	Deposit Agreement, dated as of February 8, 2000, as supplemented by Letter Agreement, dated as of August 4, 2004 and further supplemented by Letter Agreement, dated as of October 13, 2004 (as so amended, the “Deposit Agreement), by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs evidencing ADSs issued thereunder. Unless otherwise defined herein, all capitalized terms used herein shall have the meaning given to such terms in the Deposit Agreement.

ADS RATIO:	10 Ordinary Shares to 1 ADS.

EFFECTIVE DATE:	April 30, 2008
     PLEASE NOTE THAT, EFFECTIVE APRIL 30, 2008, THE COMPANY HAS ELECTED AND THE DEPOSITARY HAS AGREED TO AMEND THE PROVISIONS OF THE FIFTH SENTENCE OF SECTION 6.2 OF THE DEPOSIT AGREEMENT TO READ AS FOLLOWS:
“At any time after the expiration of thirty (30) days from the date of termination of this Deposit Agreement, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not therefore been surrendered.”

     References to the “Deposit Agreement” hereafter refer to the Deposit Agreement as so amended.
     PLEASE ALSO NOTE THAT THE COMPANY HAS DIRECTED THE DEPOSITARY TO TERMINATE THE ADR FACILITY WITH EFFECT FROM APRIL 30, 2008. AS A RESULT OF THE AMENDMENT OF THE DEPOSIT AGREEMENT AND THE TERMINATION OF THE ADR FACILITY, THE DEPOSITARY WILL HALT THE ISSUANCE OF NEW ADSs, WILL REFUSE TO ACCEPT ANY FURTHER DEPOSITS OF SHARES, AND WILL INSTRUCT THE CUSTODIAN FOR THE ADR FACILITY TO ACT ACCORDINGLY.
     In accordance with the terms of Section 6.2 of the Deposit Agreement, the Deposit Agreement will terminate as of April 30, 2008 the (“Termination Date”). The Holders are requested to arrange for the surrender of ADRs and the withdrawal of Deposited Securities.
     Please note that, as provided in Section 6.2 of the Deposit Agreement, if any ADRs remain outstanding after the Termination Date, the Depositary shall discontinue the registration of transfer of the ADRs, shall suspend the distribution of dividends to the Holders of the ADRs and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to the Deposited Securities, shall sell rights as provided in the Deposit Agreement and shall continue to deliver Deposited Securities (upon the terms set forth in the Deposit Agreement), together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property (in all cases, without liability for interest), in exchange for ADRs surrendered to the Depositary (after deducting, or charging, as the case may be, in each case any expenses for the account of a Holder in accordance with the terms of the Deposit Agreement and any applicable taxes or governmental charges or assessments).
     Please further note that, as provided in Section 6.2 of the Deposit Agreement, after the expiration of thirty (30) days after the Termination Date the Depositary may, and intends to, sell the Deposited Securities held by or for the Depositary and may thereafter hold the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, without liability for interest, for the pro rata benefit of the Holders of the ADRs not theretofore surrendered. After such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments).

     After the Depositary completes the sale of the remaining Deposited Securities, Holders will receive information regarding the net cash proceeds rate per ADS resulting from the sale as well as instructions on how to surrender ADRs in order to collect such proceeds.
     If you have any questions about the above termination, please call Citibank, N.A. at 1-877-248-4237.
Citibank, N.A., as Depositary
Date: March 31, 2008

INFORMATION GUIDE FOR ADR CANCELLATIONS
STATS ChipPAC Ltd.
     Holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) issued by Citibank, N.A., as depositary (the “Depositary”), and each representing ten (10) ordinary shares of Stats ChipPAC Ltd. (the “Shares”), wishing to instruct Citibank, N.A. to cancel such person’s ADSs and release the Shares represented by such person’s ADSs should proceed as follows:
A. Holders of ADR certificates
     Persons holding ADR certificates wishing to instruct the Depositary to cancel such person’s ADSs and release the Shares represented by such ADSs should take the following actions:
1. Complete and sign the attached ADR Cancellation and Withdrawal Instructions Form (the “Cancellation Form”); and
2. Deliver to the Depositary at:

By Mail: CITIBANK, N.A. Corporate Actions P O BOX 43035 Providence, RI 02940-3035	By Overnight Courier: CITIBANK, N.A. CORPORATE ACTIONS 250 Royal Street Canton, MA 02021
each of the following:

a.	Completed and signed Cancellation Form;

b.	ADR Certificates evidencing the ADSs that the holder wishes to be canceled; and

c.	Certified check covering the cancellation fees for the aggregate amount of the ADSs presented for cancellation ($.05 per ADS presented) plus a $15.00 telex charge,
Note: In order to receive the Shares you must return your STATS ChipPAC LTD. ADRs to the Depositary no later than May 30, 2008.
     Upon timely receipt of all instruments described in Section (2) above, the Depositary shall cause the ADSs to be canceled and the Shares to be delivered in accordance with the instructions of the Holder.

B. Persons holding ADSs through brokers, custodians and other agents
     Holders of ADSs through their broker, custodian or other agent should contact the broker or custodian or other agent and direct such broker or custodian or other agent to instruct the Depositary to cancel the ADSs and release the Shares represented by the ADSs so canceled. Brokers, custodians or other agents wishing to instruct the Depositary to cancel ADSs and release Shares should contact Rosanne Devonshire at 212-657-7465.
     Upon receipt of the necessary instructions and delivery of ADSs from the broker or custodian or other agent, the Depositary shall cause the ADSs to be canceled and the Shares represented by the ADSs so canceled to be delivered in accordance with the instructions of the broker or custodian or other agent.
C. Lost or destroyed certificates
     Holders of ADR certificates and persons holding ADSs through brokers, custodians and other agents who have lost certificates, or if those certificates are part of an estate or trust, should call Citibank, N.A. at 1-877-248-4237.

ADR CANCELLATION AND WITHDRAWAL INSTRUCTIONS FORM
To accompany American Depositary Receipts (“ADRs”), evidencing American Depositary Shares
(“ADSs”) each representing ten (10) ordinary shares (the “Shares”),
OF
STATS CHIPPAC LTD.
Pursuant to the Notice of Amendment to Deposit Agreement and Termination of ADR Facility dated March 31, 2008, the undersigned, the registered holder(s) of STATS ChipPAC Ltd. ADR certificate(s) referred to below or the assign(s) of such registered holder(s), hereby surrender(s) such STATS ChipPAC Ltd. ADR certificate(s) to Citibank, N.A., as depositary (the “Depositary”), and instruct the Depositary to cause the Shares of STATS ChipPAC Ltd. evidenced by the ADRs to be released in the manner identified in Item B below.
IMPORTANT: PLEASE FILL IN EACH OF THE BOXES

ITEM A: DESCRIPTION OF ADRs ENCLOSED
Name(s) and Address(es) of Record Holder(s) of STATS ChipPAC Ltd. ADRs (if blank, please fill in exactly as name(s) appear(s) on the ADR(s))	Number of ADRs Enclosed (attach additional lists if necessary)
	ADR Certificate Number(s)	Number of ADSs represented thereby

Total Number of ADSs surrendered:

ITEM B:	ORDINARY SHARES ISSUANCE AND DELIVERY INSTRUCTIONS
(Please complete each of the following below to allow delivery of your
STATS ChipPAC Ltd. ordinary shares in Republic of Singapore)

Upon cancellation of my ADRs, I hereby instruct you to release and deliver the STATS ChipPAC Ltd. Ordinary shares I am entitled to receive to the following account in the CDP* (the book-entry system in Republic of Singapore) for credit to my account as specified below:

Broker/Custodian Name
CDP ID of Broker/Custodian
Account No. at Broker/Custodian
Contact Name of Broker/Custodian
Contact Number of Broker/Custodian
Contact E-Mail of Broker/Custodian
Account Number of Beneficial Owner
* For each ADR cancellation, please ensure that your counterparty has “matching” receive instructions for the ordinary shares.

ITEM C:	SIGNATURE(S)
Date:	Area Code and Telephone No.:
Signature(s):
(Must be signed by record owner(s), exactly as name(s) appear(s) on the STATS ChipPAC Ltd. ADR(s) enclosed or by person(s) authorized to become the registered holder(s) of STATS ChipPAC Ltd. ADS(s) evidenced by the STATS ChipPAC Ltd. ADR(s) as evidenced by the endorsement transmitted herewith. If signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, the capacity of the person signing should also be indicated.)
Name(s):
Capacity (full title):